

September 8, 2010

Mr. Gary Pruitt
President and Chief Executive Officer
The McClatchy Company
2100 Q Street
Sacramento, CA 95816

> **Re:** **The McClatchy Company**
> **Form 10-K**
> **Filed March 3, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 1, 2010**
> **File No. 333-46501**

Dear Mr. Pruitt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Controls and Procedures, page 71

Changes in internal control over financial reporting, page 71

1. We note that on page 71 you disclose changes to your internal control over financial reporting that occurred during the fourth quarter of fiscal year 2008, which appears to be a typographical error. Please confirm that in future annual reports you will disclose the changes to your internal control over financial reporting that occur during the fourth quarter of the fiscal period covered by the report.

Definitive Proxy Statement on Schedule 14A

Board of Director's Role in Risk Oversight, page 14

2. We note that you have not included disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Executive Compensation, page 21

Summary Compensation Table, page 33

3. With respect to the stock and option awards reported in columns (e) and (f) of your summary compensation table on page 33, in future filings please clarify in the footnotes the assumptions made in the valuation by reference to a discussion of the assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis section. Refer to the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3210 with any other questions.

Sincerely,

Susan Block
Attorney-Advisor